MANAGED PORTFOLIO  SERIES

OPERATING EXPENSES  LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is made as of the 30th day of July 2013, by and between Managed Portfolio Series, a Delaware statutory trust (tbe "Trust"),  on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (tbe "Fund"), and Hilton Capital Management, LLC, a New York limited liability company (the "Adviser").

WITNESSETH:

WHEREAS,  the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement  between the Trust and the Adviser dated as of the 30th day of July 2013, (the "Investment Advisory Agreement"); and

WHEREAS,  the Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS,  the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement)  pursuant to the terms and provisions of this Agreement,  and tbe Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE,  in consideration  of the covenants and the mutual promises hereinafter  set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to limit each class of the Fund's current Operating Expenses to an annual rate, expressed as a percentage of each class'  respective average anuual net assets to the amounts listed in Appendix A (the "Annual Limits"). In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through tbe last calendar day of each month, exceed its Annual Limit, tbe Adviser will pay to that class of the Fund tbe excess expense within fifteen (15) calendar days, or such other period as detennined by the Board of Trustees of the Trust (tbe "Board"), of being notified tbat an excess expense payment is due.  In the event tbat the Board of Trustees of the Trust determines tbat an excess expense payment due date be otber than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION.  For purposes ofthis Agreement, the term "Operating Expenses" with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser's investment advisory or management  fee detailed in the Investment  Advisory Agreement, any Rule 12b-l  fees and other expenses described in tbe Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary  expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES.  The Adviser retains its right to receive reimbursement  of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall remain  in effect  for a period  of not less than one year from  the effective date of the Fund's prospectus but, in no event shall  the Agreement continue in effect  after  the period  noted in Appendix A.

5. TERMINATION. After this Agreement has  been in effect  for at least one (I) year  from  the effective date of the Fund's prospectus, this Agreement may  be terminated at any time upon sixty  (60) days' written notice,  and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf  of the Fund,  or (ii) the Adviser, with the consent of the Board,  which  consent shall  not be unreasonably withheld.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination.

6. ASSIGNMENT. This Agreement and all rights  and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall  be held or made  invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall  not be affected thereby.

8. GOVERNING LAW. This Agreement shall  be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict  oflaws principles thereof; provided that nothing herein  shall  be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940,  as amended, and the Investment Advisers Act of 1940,  as amended, and any rules and regulations promulgated thereunder.

IN WITNESS  WHEREOF,  the parties  hereto have caused  this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above  written.

MANAGED PORTFOLIO SERIES	HILTON CAPITAL MANAGEMENT, LLC

By: /s/ James R. Arnold	By: /s/ Craig O'Neill
Name: James R. Arnold	Name: Craig O'Neill
Title: President and Principal Executive Officer	Title: CEO

Appendix  A

Series of Managed Portfolio Series	Operating Expense Limit	Termination Date

Hilton Yield Plus Fund
Institutional Class	1.25% of average daily net assets	March 31, 2015
Investor Class	1.60% of average daily net assets	March 31, 2015